UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2014
(Commission File No. 001-34429),

PAMPA ENERGIA S.A.
(PAMPA ENERGY INC.)

Argentina
(Jurisdiction of incorporation or organization)

Ortiz de Ocampo 3302
Building #4
C1425DSR
Buenos Aires
Argentina
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Buenos Aires, August 11th, 2014

Results for the six-month period and quarter ended on June 30th, 2014

Pampa Energía S.A. (‘Pampa’ or the ‘Company’) announces the results for the six-month period and quarter ended on June 30th, 2014.

Stock Information

Pampa Energía S.A., the largest integrated electricity company in Argentina that, through its subsidiaries, participates in the generation, transmission and distribution of electricity, announces the results for the six-month period and quarter ended on June 30, 2014:

Consolidated sales revenues of AR$2,921.4 million[1] for the six-month period ended on June 30, 2014, 15.4% higher than the AR$2,531.1 million for the same period of 2013, primarily explained by increases of 31.8% (AR$253.0 million) in generation , 5.8% (AR$96.4 million) in distribution and 81.5% (AR$71.6 million) in holding and others segments.

Adjusted consolidated EBITDA[2] of AR$(34.5) million for the six-month period ended on June 30, 2014, compared to AR$(282.7) million for the same period of 2013, mainly due to increases of AR$479.2 million in generation and AR$168.4 million in the transmission segment, partially offset by a decrease of AR$397.9 million in distribution and AR$1.5 million in holding and others.

Consolidated loss of AR$395.2 million during the six-month period ended on June 30, 2014, of which AR$80.4 million loss are attributable to the owners of the Company, compared to a AR$545.3 million profit attributable to the owners of the Company in the same period of 2013. Both period’s results were affected by the higher cost recognition in distribution segment (‘MMC’) from the application of SE Resolution No. 250/2013 and its extension Notes, for which it was recorded a gain of AR$735.5 million during the first half of 2014, compared to AR$2,212.6 million accrued during the same period of 2013.

Buenos Aires Stock Exchange Ticker: PAMP
New York Stock Exchange Ticker: PAM 1 ADS = 25 ordinary shares

For further information, contact:

Ricardo Torres
Co-CEO

Mariano Batistella
Special Projects, Planning and
Investor Relations Officer

Lida Wang
Investor Relations and
Special Projects Associate

Tel +54-11-4809-9500

investor@pampaenergia.com
www.pampaenergia.com/ri

1 Under the International Financial Reporting Standards (‘IFRS’), we no longer consolidate the Transmission segment, and our net income in said segment is shown in the line ‘Results for participation in joint businesses’. For more information, please refer to section 4 of this Earnings Release.

2 Adjusted consolidated EBITDA represents the consolidated results for continuing activities before net financial results, income taxes, depreciation, amortization, reserve directors options, one-time income and expenses, and non-controlling interests, including PUREE proceeds, other non-accrued collections, and other adjustments related to IFRS. For more information, please refer to section 4 of this Earnings Release.

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Main Results for the Second Quarter of 20143:

Consolidated sales revenues of AR$1,489.9 million for the quarter ended on June 30, 2014, 30.8% higher than the AR$1,138.9 million for the same period of 2013, mainly explained by increases of 109.9% (AR$298.7 million) in generation, 3.9% (AR$32.2 million) in distribution and 61.9% (AR$31.4 million) in holding and others segment.

Adjusted consolidated EBITDA of AR$(113.0) million,  AR$29.2 million of lower losses compared to AR$(142.1) million in the same period of 2013, mainly due to increases of AR$255.2 million in generation and AR$94.0 million in transmission, which was partially offset by decreases of AR$289.0 million in distribution and AR$30.9 million in holding and others segment.

Consolidated profit of AR$324.6 million in the second quarter ended on June 30, 2014, of which AR$309.7 million are attributable to the owners of the Company, compared to AR$931.8 million attributable to the owners of the Company in the same period of 2013. Both period results were affected by the higher cost recognition in distribution segment (‘MMC’) from the application of SE Resolution No. 250/2013 and its extension Notes, for which it was recorded a gain of AR$735.5 million during the second quarter of 2014, compared to AR$2,212.6 million accrued during the same period of 2013.

3 The financial information presented in this document for the quarters ended on June 30, 2014 and of 2013 are based on unaudited financial statements prepared according to the IFRS accounting standards in force in Argentina corresponding to the six-month periods ended on June 30, 2014 and of 2013, and the three-month periods ended on March 31, 2014 and of 2013.

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1.     Relevant Events

1.1 |  Issuance of Bond Notes by Petrolera Pampa

On June 6, 2014, under the Bond Notes Program up to an amount of US$100 million or its equivalent in other currencies and within ‘Section k’ investment framework, Petrolera Pampa issued Bonds Series 2 for AR$525.4 million, which accrue interest at private Badlar. Principal will be repaid in a single bullet payment 36 months as from the date of issuance and interest is payable on a quarterly basis.

1.2 |  SE Resolution No. 529/2014: Increase in the Electricity Generation Remuneration Scheme Implemented Through SE Resolution No. 95/2013

On May 23, 2014, the Secretariat of Energy (‘SE’) issued SE Resolution No. 529/2014, in which it updates retroactively the remunerations for electricity generation (fixed costs, variable costs and additional) as of February 2014 commercial transactions.

Moreover, SE Resolution No. 529/2014 adds a new item named ‘Remuneration of Non-Recurring Maintenance’ (‘Maintenance Remuneration’), in force as of February 2014 and calculated monthly depending on the total electricity generated. Said remuneration will exclusively finance major capex for thermal power plants, subject to the SE’s approval.

Also, SE Resolution No. 529/2014 establishes that all power plants and electricity sold under contracts with differential remuneration regulated by SE, with exception of Energía Plus contracts, will not renew its fuel provision contracts at its maturity, being the fuel provided solely by Cammesa.

1.3 |  Cammesa Financing for 2015-2016 Capex Plan of Central Piedra Buena (‘CPB’)

Under the Financing Agreement and the Pledged Credits Assignment signed by CPB with Cammesa on April 2014, which aims to finance 2015-2016 capex for an estimated amount of US$82.6 million plus charges from nationalization of imported materials and VAT, as of the date of issuance of this Earnings Release CPB has collected the first disbursements from Cammesa for a total amount of AR$28 million.

1.4 |  SE Note No. 4,012/2014 Related to Empresa Distribuidora y Comercializadora Norte S.A. (‘Edenor’)

On June 24, 2014, the SE issued SE Note No. 4,012/2014, extending the provisions regarded within SE Resolution No. 250/2013 to the date of March 31, 2014. Therefore, during the second quarter of 2014 Edenor presented its Financial Statements showing additional revenues for recognition of higher MMC costs for AR$735.5 million, and net interest for AR$108.2 million, corresponding to the implementation of SE Note No. 4,012/2014.

Moreover, said Note ordered Cammesa to offset MMC recognition revenue with liabilities from PUREE (AR$168.4 million), commercial debt with Cammesa (AR$675.3 million) and LVFVD to be issued from the application of SE Resolution No. 250/2013 with Cammesa’s commercial debt (AR$362.7 million).

Due to Edenor’s cash deficit to face higher labor costs, on July 10, 2014 Cammesa and Edenor subscribed a financing agreement and pledged credits assignment to provide the necessary funds to cover the mentioned higher labor costs. The settlement of said funds will be pledged by Edenor with the assignment of remaining LVFVD to be issued from the application of SE Resolution No. 4,012/2014.

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On July 11, 2014, Edenor collected the first disbursement from Cammesa of AR$90 million. Lastly, the SE Note No. 4,012/2014 states this measures as temporary, as well as urges to subscribe an integral instrumental agreement or any equivalent alternative before October 30, 2014, aiming to public utility service’s regulatory, economic, financial, quality and sustainability aspects, and the extension of contractual transitional period to December 31, 2016.

1.5 |  Pampa’s Board Members Appointment

On June 17, 2014, the General Ordinary Shareholder’s Meeting of Pampa approved the appointment of David Kary, Juan Cuattromo and Gerardo Paz as new alternate directors of Pampa. Moreover, Gerardo Paz is considered as ‘non-independent’.

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2.     Financial Highlights

2.1 |  Consolidated Balance Sheet (AR$ Million)

	As of 6.30.14	As of 12.31.13
ASSETS
Participation in joint businesses	192.0	188.6
Participation in associates	132.8	134.8
Property, plant and equipment	7,677.9	6,902.7
Intangible assets	887.1	901.8
Biological assets	1.9	1.9
Financial assets with a results changing fair value	681.1	432.7
Deferred tax assets	107.0	63.2
Trade receivable and other credits	394.9	366.7
Total non-current assets	10,074.8	8,992.5

Biological assets	0.1	0.6
Inventories	155.2	114.6
Financial assets with a results changing fair value	1,318.4	844.3
Trade receivable and other credits	2,274.1	2,257.0
Cash and cash equivalents	512.3	341.7
Total current assets	4,260.0	3,558.1

Assets classified as held for sale	12.0	12.0

Total assets	14,346.8	12,562.6

	As of 6.30.14	As of 12.31.13
EQUITY
Share capital	1,314.3	1,314.3
Share premium	337.8	263.5
Statutory reserve	14.3	-
Voluntary reserve	271.8	-
Director's options reserve	263.8	259.4
Retained earnings	(80.4)	286.1
Other comprehensive result	(24.4)	(24.4)
Equity attributable to owners of the parent	2,097.2	2,098.9

Non-controlling interests	539.3	776.0

Total equity	2,636.5	2,874.8

LIABILITIES
Accounts payable and other liabilities	1,528.3	1,295.9
Borrowings	3,489.9	2,924.5
Deferred revenues	32.5	33.7
Salaries and social security payable	30.3	26.0
Defined benefit plan obligations	140.2	136.5
Deferred tax liabilities	369.3	416.6
Tax payable	174.1	150.1
Provisions	87.6	91.5
Total non-current liabilities	5,852.3	5,074.7

Accounts payable and other liabilities	4,011.8	3,098.6
Borrowings	1,033.6	753.6
Deferred income	0.8	-
Salaries and social security payable	530.7	501.4
Defined benefit plan obligations	22.9	8.6
Tax payable	208.1	239.7
Provisions	50.1	11.2
Total current liabilities	5,858.0	4,613.1

Total liabilities	11,710.3	9,687.7

Total liabilities and equity	14,346.8	12,562.6

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2.2 |  Consolidated Income Statements (AR$ Million)

	Six-Month Period		2nd Quarter

	2014	2013	2014	2013
Sales revenue	2,921.4	2,531.1	1,489.9	1,138.9
Cost of sales	(2,811.6)	(2,711.8)	(1,494.0)	(1,216.3)

Gross profit	109.8	(180.7)	(4.0)	(77.5)

Selling expenses	(296.2)	(290.5)	(141.9)	(163.1)
Administrative expenses	(404.7)	(263.0)	(240.3)	(144.1)
Other operating income	114.8	163.2	74.5	120.1
Other operating expenses	(156.1)	(84.3)	(91.5)	(50.4)
Results for participation in joint businesses	(2.7)	(13.2)	22.7	(3.0)
Results for participation in associates	(2.0)	4.2	5.5	(1.4)

Operating income before Res. No. 250/13 and Notes SE No. 6,852/13 and No. 4,012/14	(637.2)	(664.3)	(375.0)	(319.5)

Higher Cost Recognition – Res. No. 250/13 and Notes SE No. 6,852/13 and No. 4,012/14	735.5	2,212.6	735.5	2,212.6

Operating income	98.4	1,548.3	360.5	1,893.2

Financial income	198.4	241.1	151.2	207.4
Financial costs	(558.5)	(274.8)	(303.7)	(96.5)
Other financial results	(201.5)	(238.2)	95.7	(175.9)
Financial results, net	(561.6)	(271.9)	(56.8)	(65.1)

Profit before tax	(463.2)	1,276.4	303.7	1,828.0

Income tax and minimum expected profit tax	68.0	(35.5)	20.8	(109.1)

Net income for continuing operations	(395.2)	1,240.9	324.6	1,718.9

Discontinued operations	-	(120.0)	-	(120.0)

Net income for the period	(395.2)	1,120.9	324.6	1,598.9

Attributable to:
Owners of the Company	(80.4)	545.3	309.7	931.8
Continuing operations	(80.4)	627.7	309.7	927.6
Discontinued operations	-	(82.5)	-	4.2
Non-controlling interests	(314.8)	575.6	14.9	667.0

Net income for the period attributable to the owners of the Company (AR$ per share):
Basic and diluted income for continuing operations per share	(0.0612)	0.4776	0.2356	0.7058
Basic and diluted income for discontinued operations per share	-	(0.0627)	-	0.0032

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3.     Operations’ Summary

3.1 |  Generation Segment

The following table shows the performance of Pampa’s electricity generation segment assets:

	Hydroelectric		Thermal				Total
Summary of Electricity Generation Assets	HINISA	HIDISA	CTLLL[1]	CTG[2]	CTP	CPB
Installed Capacity (MW)	265	388	553	361	30	620	2,217
Market Share	0.8%	1.2%	1.8%	1.1%	0.1%	2.0%	7.1%

Six-Month Period
Net Generation 6M14 (GWh)	186	142	1,909	764	66	1,588	4,655
Market Share	0.3%	0.2%	3.0%	1.2%	0.1%	2.5%	7.2%
Sales 6M14 (GWh)	208	165	1,984	1,070	66	1,632	5,125

Net Generation 6M13 (GWh)	291	190	583	810	74	866	2,813
Variation Net Generation 6M14 - 6M13	-36.3%	-25.0%	+227.5%	-5.7%	-10.8%	+83.5%	+65.5%
Sales 6M13 (GWh)	436	323	862	1,097	74	1,134	3,925

Average Price 6M14 (AR$ / MWh)	173.9	179.6	230.8	265.8	649.8	120.1	204.3
Average Gross Margin 6M14 (AR$ / MWh)	4.9	(1.9)	191.5	81.3	n.d.	48.7	107.8
Average Gross M argin 6M13 (AR$ / MWh)	57.1	38.2	(25.6)	52.2	195.8	(30.4)	13.4

Second Quarter
Net Generation Q2 14 (GWh)	58	35	964	298	26	862	2,243
Market Share	0.2%	0.1%	3.0%	0.9%	0.1%	2.7%	7.1%
Sales Q2 14 (GWh)	66	43	988	455	26	874	2,452

Net Generation Q2 13 (GWh)	90	54	436	416	36	466	1,497
Variation Net Generation Q2 14 vs. Q2 13	-35.7%	-34.2%	+121.3%	-28.5%	-26.0%	+84.9%	+49.8%
Sales Q2 13 (GWh)	157	122	542	560	36	599	2,016

Average Price Q2 14 (AR$ / MWh)	249.7	286.7	240.3	319.8	649.8	156.7	232.2
Average Gross Margin Q2 14 (AR$ / MWh)	(33.3)	(59.0)	205.8	98.0	n.d.	87.7	131.5
Average Gross M argin Q2 13 (AR$ / MWh)	41.0	20.1	56.9	63.1	176.4	(22.4)	33.7

Note: Gross Margin before amortization and depreciation. ¹ The installed capacity of CTLLL includes 178 MW of the combined cycle that began commercial operations on November 1, 2011, for 165 MW. 2 Due to the merger of CTG with EGSSA and EGSSA Holding, CTG’s 2014 gross margin considers results for CTP.

The electricity generation for the second quarter of 2014 was 49.8% higher than the same period of 2013, mainly as a result of a higher generation in CTLL (+528 GWh) due to the recommissioning of the combined cycle on June 2013, in addition to a greater availability compared with the same period of 2013 at CPB (+396 GWh).

Said increases were partially offset by a lower dispatch at our hydroelectric units due to lesser water inputs in the area (-50 GWh), as well as lower dispatch at CTG and CTP (-128 GWh).

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3.2 |  Distribution Segment

The following table shows a summary of the electricity sales and clients of Edenor:

							Variation
Type of Customer	2014			2013			% GWh	% Clients
	In GWh	Part. %	Clients	In GWh	Part. %	Clients
Six-Month Period
Residential	4,502	43%	2,429,998	4,166	40%	2,397,271	+8.1%	+1.4%
Commercial	1,698	16%	346,786	1,816	17%	344,646	-6.5%	+0.6%
Industrial	1,656	16%	6,443	1,726	17%	6,261	-4.1%	+2.9%
Wheeling System	2,111	20%	678	2,168	21%	728	-2.6%	-6.9%
Others
Public Lighting	342	3%	22	348	3%	22	-1.9%	-
Shantytowns and Others	199	2%	394	204	2%	380	-2.4%	+3.7%
Total	10,507	100%	2,784,321	10,429	100%	2,749,308	+0.8%	+1.3%

Second Quarter
Residential	2,283	43%	2,429,998	2,136	41%	2,397,271	+6.9%	+1.4%
Commercial	855	16%	346,786	909	17%	344,646	-5.9%	+0.6%
Industrial	831	16%	6,443	844	16%	6,261	-1.5%	+2.9%
Wheeling System	1,033	19%	678	1,071	20%	728	-3.6%	-6.9%
Others
Public Lighting	190	4%	22	194	4%	22	-2.1%	-
Shantytowns and Others	112	2%	394	118	2%	380	-5.0%	+3.7%
Total	5,304	100%	2,784,321	5,272	100%	2,749,308	+0.6%	+1.3%

The electricity sold in GWh during the second quarter of 2014 rose by 0.6% compared to the same period of 2013, as well as the number of clients of Edenor which rose by 1.3%.

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4.     Analysis of the First Quarter 2014 Results Compared to the Same Period of 2013

Consolidated sales revenues of AR$1,489.9 million for the quarter ended on June 30, 2014, 30.8% higher than the AR$1,138.9 million for the same period of 2013, mainly explained by increases of 109.9% (AR$298.7 million) in generation, 3.9% (AR$32.2 million) in distribution and 61.9% (AR$31.4 million) in holding and others segment.

Adjusted consolidated EBITDA of AR$(113.0) million,  AR$29.2 million of lower losses compared to AR$(142.1) million in the same period of 2013, mainly due to increases of AR$255.2 million in generation and AR$94.0 million in transmission, which was partially offset by decreases of AR$289.0 million in distribution and AR$30.9 million in holding and others segment.

Consolidated profit of AR$324.6 million in the second quarter ended on June 30, 2014, of which AR$309.7 million are attributable to the owners of the Company, compared to AR$931.8 million attributable to the owners of the Company in the same period of 2013. Both period results were affected by the higher cost recognition in distribution segment (‘MMC’) from the application of SE Resolution No. 250/2013 and its extension Notes, for which it was recorded a gain of AR$735.5 million during the second quarter of 2014, compared to AR$2,212.6 million accrued during the same period of 2013.

Adjusted Consolidated EBITDA Calculation

The following table shows the adjustments and conciliations for the Adjusted Consolidated EBITDA calculation:

In AR$ million	6M14	6M13	Q2 14	Q2 13
Consolidated operating income	98.4	1,548.3	360.5	1,893.2
Consolidated depreciations and amortizations	205.1	180.1	102.3	92.4
Consolidated EBITDA under IFRS standards	303.4	1,728.4	462.8	1,985.6

Adjustments from generation segment:
CTLL's collection from insurance compensation	(0.1)	(40.5)	-	(3.1)
Revenue recognition from Isolux's CTLL project	-	(84.8)	-	(84.8)
Recovery of taxes (gross income tax)	(37.9)	-	(37.9)	-
Adjustments from transmission segment:
Instrumental Agreement / Renewal Agreement	97.0	20.7	34.8	3.6
Consolidation effects from participation in joint businesses	91.0	11.1	43.7	6.5
Operating result from transmission segment	34.5	(41.0)	34.4	(16.1)
Depreciations and amortizations from transmission segment	21.5	21.0	10.8	10.7
Results for Fourth Line Project	32.2	17.9	21.1	8.9
Results for participation in joint businesses	2.8	13.3	(22.6)	3.0
Adjustments from distribution segment:
PUREE penalty system	224.7	279.9	114.3	150.2
Delay charges	20.9	19.3	10.4	11.1
Higher Cost Recognition – Res. No. 250/13 and Notes N° 6,852/13 and 4,012/14	(735.5)	(2,212.6)	(735.5)	(2,212.6)
Adjustments from holding and others segment:
Results for participation in associates	2.0	(4.2)	(5.5)	1.4

Consolidated adjusted EBITDA	(34.5)	(282.7)	(113.0)	(142.1)

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4.1 |  Analysis of Generation Segment

	Six-Month Period			2nd Quarter
Generation Segment, Consolidated (AR$ million)	2014	2013	∆ %	2014	2013	∆ %
Sales revenue	1,048.8	795.8	+31.8%	570.4	271.7	+109.9%
Cost of sales	(556.2)	(783.5)	-29.0%	(277.2)	(227.4)	+21.9%

Gross profit	492.6	12.3	NA	293.2	44.3	NA

Selling expenses	(8.3)	(24.6)	-66.2%	9.5	(12.2)	NA
Administrative expenses	(85.3)	(61.8)	+38.0%	(43.9)	(31.9)	+37.5%
Other operating income	58.4	142.5	-59.0%	43.8	103.9	-57.8%
Other operating expenses	(35.1)	(20.5)	+71.3%	(12.0)	(13.9)	-13.3%

Operating income	422.3	47.9	NA	290.7	90.2	+222.4%

Finance income	68.1	29.3	+132.8%	30.5	13.9	+119.5%
Finance costs	(129.4)	(105.7)	+22.4%	(59.3)	(60.4)	-1.8%
Other financial results	(265.7)	(183.2)	+45.0%	(17.5)	(137.9)	-87.3%

Profit before tax	95.2	(211.8)	NA	244.3	(94.3)	NA

Income tax and minimum expected profit tax	29.6	83.0	-64.3%	(18.4)	42.1	NA

Net income for the period	124.8	(128.7)	NA	225.9	(52.1)	NA

Attributable to:
Owners of the Company	113.9	(122.0)	NA	212.8	(37.3)	NA
Non-controlling interests	11.0	(6.8)	NA	13.1	(14.8)	NA

Adjusted EBITDA	449.2	(30.0)	NA	284.5	29.3	NA

•         During the second quarter of 2014, the gross margin from our generation segment recorded a gross profit of AR$293.2 million, a raise of AR$248.9 million compared to the same period in 2013, mainly due to the restart of commissioning of CTLL’s steam turbine by the end of Q2 13, whose energy is sold to Cammesa under SE Resolution No. 220/07 scheme, in addition to a higher availability at CPB and the remuneration scheme update by the application of SE Resolution No. 529/2014.

•         In other operating income, during Q2 14 CTLL recorded a recovery of taxes related to Neuquén gross income tax of AR$37.9 million, as different resolutions consider electricity a federal good, thus it is not subject to said tax. Also, during the Q2 13 we recorded AR$3.1 million collected from insurance companies related to the accident in CTLL and the accrual of the last milestone payment to the contractor of CTLL’s expansion works for AR$84.8 million.

•         The lesser losses for AR$138.1 million in net financial results compared to Q2 13 mainly responds to AR$81 million minor losses compared to the same period of 2013 from the adjustment of the consolidated Cammesa’s credits at present value, partially offset by a higher net exchange rate difference caused by the devaluation of local currency against US Dollar.

•         The adjusted EBITDA from our generation segment does not include the amount recovered from insurance companies, accrual of the last milestone with Isolux and recovery of taxes.

Ortiz de Ocampo 3302 Edificio 4 C1425DSR Buenos Aires Argentina	Tel +54 (11) 4809-9500 investor@pampaenergia.com www.pampaenergia.com/ri	10

4.2 |  Analysis of Transmission Segment

	Six-Month Period			2nd Quarter
Transmission Segment, Consolidated (AR$ million)	2014	2013	∆ %	2014	2013	∆ %
Sales revenue	311.9	161.7	+92.9%	169.9	95.9	+77.2%
Cost of sales	(227.7)	(167.7)	+35.8%	(112.2)	(88.7)	+26.5%

Gross profit	84.1	(6.1)	NA	57.7	7.2	NA

Administrative expenses	(39.3)	(34.6)	+13.6%	(21.2)	(19.7)	+7.8%
Other operating income	-	(2.3)	-100.0%	-	(3.6)	-100.0%
Other operating expenses	(10.6)	(0.0)	NA	(2.1)	(0.0)	NA

Operating income	34.3	(43.0)	NA	34.3	(16.1)	NA

Finance income	112.0	56.2	+99.3%	57.9	35.1	+65.1%
Finance costs	(27.7)	(19.4)	+42.9%	(14.2)	(8.4)	+68.7%
Other financial results	(109.4)	(28.4)	+284.8%	(8.9)	(16.3)	-45.7%

Profit before tax	9.3	(34.5)	NA	69.2	(5.8)	NA

Income tax and minimum expected profit tax	(11.9)	11.6	NA	(24.5)	1.9	NA

Net income for continuing operations	(2.6)	(23.0)	-88.7%	44.7	(3.9)	NA

Adjustment for non-controlling participation in joint businesses	(0.2)	9.7	NA	(22.1)	0.8	NA

Net income for the period	(2.8)	(13.3)	-79.2%	22.6	(3.0)	NA

Attributable to:
Owners of the Company	(2.8)	(13.3)	-79.2%	22.6	(3.0)	NA
Non-controlling interests	-	-	NA	-	-	NA

Adjusted EBITDA	185.0	16.6	NA	101.1	7.1	NA

•         The second quarter of 2014 includes sales of AR$104.0 million corresponding to the application of the Instrumental and Renewal Agreements signed by SE and ENRE, compared to AR$31.5 million in the same period of 2013.

•         The operating profit of our transmission segment rose by AR$50.5 million compared to the second quarter of 2013, mainly due to a higher recognition of retroactive costs explained above, partially offset by a raise in labor costs and higher operating costs.

•         The higher AR$24.5 million losses in net financial results compared to Q2 13 mainly responds to a higher accrual of interests which corresponds to the application of the Instrumental and Renewal Agreements, for an amount of AR$38.1 million compared to AR$23.5 million accrued during the same period of 2013, which was partially offset by a higher net exchange rate difference caused by the devaluation of local currency against US Dollar.

•         Adjusted EBITDA includes the difference between collected amounts and accrued sales corresponding to Cammesa’s credit regarding the Instrumental Agreement for AR$34.8 million for the second quarter of 2014 vs. AR$3.6 million in the same period of 2013, plus AR$21.1 million for the Fourth Line Project, compared to AR$8.9 million in the same period of 2013.

Ortiz de Ocampo 3302 Edificio 4 C1425DSR Buenos Aires Argentina	Tel +54 (11) 4809-9500 investor@pampaenergia.com www.pampaenergia.com/ri	11

4.3 |  Analysis of Distribution Segment

	Six-Month Period			2nd Quarter
Distribution Segment, Consolidated (AR$ million)	2014	2013	∆ %	2014	2013	∆ %
Sales revenue	1,753.2	1,656.8	+5.8%	852.7	820.4	+3.9%
Cost of sales	(2,230.6)	(1,887.4)	+18.2%	(1,197.8)	(970.0)	+23.5%

Gross profit	(477.4)	(230.6)	+107.0%	(345.1)	(149.6)	+130.7%

Selling expenses	(280.3)	(263.4)	+6.4%	(147.2)	(149.5)	-1.5%
Administrative expenses	(208.8)	(164.4)	+27.0%	(116.3)	(89.3)	+30.2%
Other operating income	16.6	11.0	+51.0%	8.5	7.6	+10.8%
Other operating expenses	(108.8)	(58.6)	+85.7%	(72.7)	(35.0)	+107.4%
Results for participation in joint businesses	0.0	0.0	+82.2%	0.0	0.0	+82.2%

Operating income before Res. No. 250/13 and Notes SE No. 6,852/13 and No. 4,012/14	(1,058.7)	(706.0)	+50.0%	(672.8)	(415.8)	+61.8%

Higher Cost Recognition – Res. No. 250/13 and Notes SE No. 6,852/13 and No. 4,012/14	735.5	2,212.6	-66.8%	735.5	2,212.6	-66.8%

Operating income	(323.1)	1,506.6	NA	62.8	1,796.8	-96.5%

Finance income	151.7	214.2	-29.2%	131.4	194.9	-32.6%
Finance costs	(389.3)	(162.4)	+139.7%	(219.1)	(30.6)	NA
Other financial results	(430.4)	(128.6)	+234.8%	(32.9)	(49.1)	-32.9%

Profit before tax	(991.1)	1,429.8	NA	(57.9)	1,912.1	NA

Income tax and minimum expected profit tax	44.0	(115.8)	NA	29.9	(147.2)	NA

Net income for continuing operations	(947.1)	1,314.0	NA	(28.0)	1,764.8	NA

Discontinued operations	-	(122.1)	-100.0%	-	8.0	-100.0%

Net income for the period	(947.1)	1,192.0	NA	(28.0)	1,772.8	NA

Attributable to:
Owners of the Company	(615.5)	609.6	NA	(38.9)	963.0	NA
Non-controlling interests	(331.7)	582.4	NA	10.8	809.8	-98.7%

Adjusted EBITDA	(692.6)	(294.7)	+135.0%	(486.9)	(197.9)	+146.1%

•         During the Q2 14, net sales rose by 3.9% compared to Q2 13, mainly due higher natural electricity sales to residential consumers. Moreover, due to the application of ENRE Resolution No. 347/2012, which authorized Edenor to collect from its customers a fixed or variable amount depending on the client category, during Q2 14 Edenor collected an amount of AR$115.8 million.

•         The cost of sales, administration and selling expenses, and other net operating results excluding energy purchases, rose by 44.6% compared to the second quarter of 2013, mainly explained by a rise in operating, labor and third party costs, as well as a raise in consumption of materials. The electricity purchases during Q2 14 dropped 7.2% as a result of a decrease in mobile generation cost, being partially recognized as distribution electricity since November 2013.

•         The loss in our net financial results increased by AR$235.9 million in the Q2 14, mainly due to higher interest payable for Cammesa’s commercial debt, in addition to a higher losses by net exchange rate difference as a result of local currency devaluation against US Dollar. Said effects were partially offset by the recognition of gained interests from the application of SE Note 4,012/2014.

•         The adjusted EBITDA in Q2 14 for our distribution segment includes collections carried out by Edenor from its clients in concept of the penalty system (‘PUREE’) of AR$114.3 million and late payment penalty for AR$10.4 million.

Ortiz de Ocampo 3302 Edificio 4 C1425DSR Buenos Aires Argentina	Tel +54 (11) 4809-9500 investor@pampaenergia.com www.pampaenergia.com/ri	12

4.4 |  Analysis of Holding and Others Segment

	Six-Month Period			2nd Quarter
Holding and Others Segment, Consolidated (AR$ million)	2014	2013	∆ %	2014	2013	∆ %
Sales revenue	159.3	87.8	+81.5%	82.2	50.8	+61.9%
Cost of sales	(62.9)	(42.3)	+48.8%	(33.6)	(20.3)	+64.9%

Gross profit	96.4	45.5	+112.0%	48.6	30.4	+59.8%

Selling expenses	(7.6)	(2.5)	+209.3%	(3.9)	(1.4)	+177.5%
Administrative expenses	(112.1)	(42.6)	+162.9%	(81.1)	(25.5)	+218.1%
Other operating income	39.8	9.7	NA	22.2	8.6	+158.9%
Other operating expenses	(12.2)	(5.2)	+133.9%	(6.8)	(1.5)	NA
Results for participation in associates	(2.0)	4.2	NA	5.5	(1.4)	NA

Operating income	2.3	9.0	-75.1%	(15.5)	9.2	NA

Finance income	10.0	2.5	NA	6.2	1.2	NA
Finance costs	(71.5)	(11.5)	NA	(42.2)	(8.2)	NA
Other financial results	494.6	73.6	NA	146.1	11.1	NA

Profit before tax	435.4	73.6	NA	94.7	13.3	NA

Income tax and minimum expected profit tax	(5.6)	(2.7)	+105.8%	9.4	(4.1)	NA

Net income for the period	429.8	70.9	NA	104.1	9.2	NA

Attributable to:
Owners of the Company	424.0	70.9	NA	113.2	9.2	NA
Non-controlling interests	5.9	-	NA	(9.1)	-	NA

Adjusted EBITDA	23.9	25.4	-6.0%	(11.7)	19.3	NA

•         During the second quarter of 2014, the gross margin from our holding and others segment rose by 59.8% compared to the Q2 13, mainly due to higher gas sales from Petrolera Pampa (+144.4%).

•         The operating loss of AR$15.5 million mainly responds to an increase of AR$58.9 million in net operating expenses at Petrolera Pampa compared to the Q2 13, partially offset by AR$15.4 million of additional compensation from the Natural Gas Excess Injection Encouragement Program considered in Resolution No. 1/2013.

•         The increase of AR$106.1 million in net financial results of Q2 14 are mainly explained by a larger profit from holdings in CIESA (AR$102.9 million) and higher gain from net exchange rate difference.

•         The adjusted EBITDA for our holding and others segment does not include the earnings from participation in associates, related to our direct participation in PEPCA S.A., holding 10% of Compañía de Inversiones de Energía S.A. (‘CIESA’), the controlling shareholder of TGS.

Ortiz de Ocampo 3302 Edificio 4 C1425DSR Buenos Aires Argentina	Tel +54 (11) 4809-9500 investor@pampaenergia.com www.pampaenergia.com/ri	13

4.5 |  Six-Month Period Analysis by Subsidiary (AR$ Million)

	1st Semester 2014				1st Semester 2013
Subsidiary	% Pampa	Adjusted EBITDA	Net Debt[2]	Net Income[5]	% Pampa	Adjusted EBITDA	Net Debt[2]	Net Income[5]
Generation Segment
Diamante	56.0%	(5.6)	(36.9)	8.2	56.0%	6.6	(23.5)	(0.6)
Los Nihuiles	47.0%	(0.7)	(21.9)	12.6	47.0%	18.3	(14.2)	(14.9)
CPB	100.0%	67.2	59.2	115.4	100.0%	(49.3)	69.9	(45.5)
CTG	90.4%	56.2	144.3	6.7	92.3%	49.3	168.4	(0.9)
CTLL[1]	100.0%	330.2	1,324.8	(13.3)	100.0%	(67.6)	1,077.5	(76.2)
CTP[3]	0.0%	-	-	-		12.3	(1.5)	6.3
Other companies & deletions[4]		1.8	(99.2)	(15.7)		0.4	(47.9)	9.8
Total Generation		449.2	1,370.2	113.9		(30.0)	1,228.7	(122.0)

Transmission Segment
Transener	26.3%	373.3	874.8	(4.0)	26.3%	56.2	739.8	(44.5)
Consolidation adjustment 50%		(186.7)	(437.4)	2.0		(28.1)	(369.9)	22.2
Adjustments & deletions[4]		(1.7)	(21.4)	(0.8)		(11.5)	(19.9)	9.0
Total Transmission		185.0	416.0	(2.8)		16.6	350.0	(13.3)

Distribution Segment
Edenor[1]	51.5%	(680.4)	1,224.5	(722.8)	55.4%	(290.8)	987.9	1,303.4
EASA[1]	100.0%	(1.7)	917.3	(220.2)	100.0%	(31.1)	558.4	(109.6)
Adjustments & deletions[4]		(10.5)	(843.0)	327.6		27.3	(501.2)	(584.2)
Total Distribution		(692.6)	1,298.8	(615.5)		(294.7)	1,045.1	609.6

Holding & Others Segment
Petrolera Pampa	50.0%	39.3	98.8	11.8	100.0%	31.7	151.2	(2.7)
Other companies & deletions[4]		(15.4)	(75.0)	412.2		(6.3)	115.1	73.6
Total Holding & Others		23.9	23.7	424.0		25.4	266.2	70.9

Deletions		-	(416.0)	-		-	(350.0)	-
Total Consolidated Amounts to the owners of the Company		(34.5)	2,692.8	(80.4)		(282.7)	2,540.0	545.3

Total Adjusted by Ownership		191.1	2,067.0	(80.4)		(190.6)	2,105.7	545.3

1 Non - consolidated amounts. 2 Net debt includes holding companies. 3 Since October 1, 2013 CTP was merged with CTG, thus its 6M14 results are considered within CTG results. 4 The deletions in net debt correspond to inter-companies and debt repurchases, and in Transener’s case the deletion of 50% of its debt as it is consolidated proportionally. The deletions in net income mainly correspond to non-controlling interests. 5 CTLL, Edenor and EASA do not include results from its subsidiaries.

Ortiz de Ocampo 3302 Edificio 4 C1425DSR Buenos Aires Argentina	Tel +54 (11) 4809-9500 investor@pampaenergia.com www.pampaenergia.com/ri	14

4.6 |  Quarterly Analysis by Subsidiary (AR$ Million)

	2nd Quarter 2014				2nd Quarter 2013
Subsidiary	% Pampa	Adjusted EBITDA	Net Debt[2]	Net Income[5]	% Pampa	Adjusted EBITDA	Net Debt[2]	Net Income[5]
Generation Segment
Diamante	56.0%	(4.5)	(36.9)	0.9	56.0%	(0.5)	(23.5)	(7.6)
Los Nihuiles	47.0%	(4.8)	(21.9)	4.0	47.0%	3.4	(14.2)	(22.9)
CPB	100.0%	69.2	59.2	85.9	100.0%	(21.0)	69.9	(27.0)
CTG	90.4%	32.9	144.3	8.5	92.3%	34.0	168.4	1.9
CTLL[1]	100.0%	190.8	1,324.8	106.6	100.0%	8.8	1,077.5	(0.5)
CTP[3]	0.0%	-	-	-		5.2	(1.5)	2.1
Other companies & deletions[4]		0.9	(99.2)	6.9		(0.6)	(47.9)	16.6
Total Generation		284.5	1,370.2	212.8		29.3	1,228.7	(37.3)

Transmission Segment
Transener	26.3%	203.7	874.8	88.8	26.3%	35.6	739.8	(8.8)
Consolidation adjustment 50%		(101.8)	(437.4)	(44.4)		(17.8)	(369.9)	4.4
Adjustments & deletions[4]		(0.7)	(21.4)	(21.8)		(10.7)	(19.9)	1.4
Total Transmission		101.1	416.0	22.6		7.1	350.0	(3.0)

Distribution Segment
Edenor[1]	51.5%	(479.4)	1,224.5	15.8	55.4%	(193.6)	987.9	1,815.4
EASA[1]	100.0%	(2.3)	917.3	(42.0)	100.0%	0.8	558.4	(40.8)
Adjustments & deletions[4]		(5.2)	(843.0)	(12.6)		(5.0)	(501.2)	(811.5)
Total Distribution		(486.9)	1,298.8	(38.9)		(197.9)	1,045.1	963.0

Holding & Others Segment
Petrolera Pampa	50.0%	(2.9)	98.8	(18.1)	100.0%	28.5	151.2	5.9
Other companies & deletions[4]		(8.7)	(75.0)	131.3		(9.3)	115.1	3.3
Total Holding & Others		(11.7)	23.7	113.2		19.3	266.2	9.2

Deletions		-	(416.0)	-		-	(350.0)	-
Total Consolidated Amounts to the owners of the Company		(113.0)	2,692.8	309.7		(142.1)	2,540.0	931.8

Total Adjusted by Ownership		77.1	2,067.0	309.7		(59.2)	2,067.0	931.8

1 Non - consolidated amounts. 2 Net debt includes holding companies. 3 Since October 1, 2013 CTP was merged with CTG, thus its Q2 14 results are considered within CTG results. 4 The deletions in net debt correspond to inter-companies and debt repurchases, and in Transener’s case the deletion of 50% of its debt as it is consolidated proportionally. The deletions in net income mainly correspond to non-controlling interests. 5 CTLL, Edenor and EASA do not include results from its subsidiaries.

Ortiz de Ocampo 3302 Edificio 4 C1425DSR Buenos Aires Argentina	Tel +54 (11) 4809-9500 investor@pampaenergia.com www.pampaenergia.com/ri	15

5.     Information about the Conference Call

There will be a conference call to discuss Pampa and Edenor’s second quarter 2014 results on Wednesday August 13, 2014 at 10:00 a.m. New York Time / 11:00 a.m. Buenos Aires Time.

The hosts will be Mr. Leandro Montero, CFO of Edenor and Mr. Mariano Batistella, Special Projects, Planning Manager and Investor Relations Officer of Pampa. For those interested in participating, please dial 0800-444-2930 in Argentina, +1 (877) 317-6776 in the United States or +1 (412) 317-6776 from any other country. Participants of the conference call should use the identification password Pampa Energía / Edenor and dial in five minutes before the scheduled time. There will also be a live audio webcast of the conference at www.pampaenergia.com/ir.

You may find additional information on the Company at: www.pampaenergia.com/ri www.cnv.gob.ar

Ortiz de Ocampo 3302 Edificio 4 C1425DSR Buenos Aires Argentina	Tel +54 (11) 4809-9500 investor@pampaenergia.com www.pampaenergia.com/ri	16

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 11, 2014

Pampa Energía S.A.

By:	/s/ Ricardo Torres
Name: Ricardo Torres Title: Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.